VARYING INCREASE RIDER – LAST SURVIVOR

This Rider (“Rider”) becomes a part of the Policy to which it is attached (“Policy”). If the Rider is effective after the Policy Date, the effective date for this Rider will be shown on the Policy Specifications. If the provisions of this Rider and those of the Policy do not agree, the provisions of this Rider will apply. Please read it carefully.

Rider Benefit Summary – This Rider provides for Scheduled Increases in Face Amount on the Insureds’ lives as long as the Policy is In Force and this Rider has not terminated.

Each such increase is referred to in this Rider as a Scheduled Increase, and is scheduled for a particular Policy anniversary, as shown in the Policy Specifications. The Policy’s Death Benefit is determined according to the provisions of the Policy. This Rider has no Accumulated Value of its own, but affects the Policy’s Accumulated Value because the charges for the Rider and the charges for any Scheduled Increase that may result from it are deducted from the Accumulated Value of the Policy.

Insureds – As used in this Rider, the Insureds means the two individuals covered under the Policy as shown in the Policy Specifications.

Scheduled Increase Type – Each Scheduled Increase is an increase to last survivor term insurance coverage on the Insureds provided by the rider shown in the Summary of Coverages in the Policy Specifications and the increases will be reflected in a Table shown in the Policy Specifications. When any such term coverage goes into effect, it will become a part of, and be administered according to, the last survivor term insurance rider to which Scheduled Increase applies, as shown in the Policy Specifications.

Charge for this Rider – On each Monthly Payment Date, there is a Rider Charge that will be part of the Policy’s Monthly Deduction. Such charges may vary by Class, and for the purpose of this Rider, Class includes the Policy form to which this Rider is attached. The maximum Rider Charge and duration are shown in the Policy Specifications. We may charge less than such maximum charge. All charges will apply uniformly to all members of the same Class. The Rider Charge will apply whether or not a particular Scheduled Increase goes into effect and regardless of whether any Scheduled Increases stay in effect.

Charges for Scheduled Increases – Any Scheduled Increase that has gone into effect as a result of this Rider may have an associated Coverage Charge and Cost of Insurance Charge. The Charges for Scheduled Increases are described in the rider to which the Scheduled Increases apply.

Changes in Scheduled Increases – You may request an increase or reduction in Scheduled Increases by providing a written request. Any increase in Scheduled Increases may be subject to evidence of insurability and is subject to our approval.

If you choose to decrease or cancel a Scheduled Increase that has been approved, all future Scheduled Increases may be forfeited.

For any change in Scheduled Increases, we will send a Supplemental Schedule of Coverage to reflect the change.

Effective Dates – This Rider is effective on the Policy Date unless otherwise stated. It will terminate on the earlier of:

•	Your Written Request;
•	The date the Rider or the Policy terminates; or
•	The death of the Survivor.

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Reinstatement – If the Policy is reinstated, any Scheduled Increases that would have otherwise occurred when the Policy was lapsed will be forfeited. Scheduled Increases that are scheduled to occur after reinstatement will be handled as if the Policy had never lapsed.

Signed for Pacific Life Insurance Company,

[www.PacificLife.com]                    [(800) 347-7787]

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